                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 Amendment No. 1

                    Under the Securities Exchange Act of 1934


                        XM SATELLITE RADIO HOLDINGS INC.
                        --------------------------------
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                 -----------------------------------------------
                         (Title of Class of Securities)

                                   983759-10-1
                                   -----------
                                 (CUSIP Number)

                              Hal B. Perkins, Esq.
                           Telcom-XM Investors, L.L.C.
                        211 North Union Street, Suite 300
                              Alexandria, VA 22314
                                 (703) 706-3800

                                   ----------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   ----------

                                 August 10, 2000
                          (Date of Event which Requires
                            Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.

                                  SCHEDULE 13D

CUSIP NO. 983759-10-1

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     TELCOM-XM INVESTORS, L.L.C.
                     TAX ID #54-1948896

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) / /
                                                                         (b) /X/

----------- --------------------------------------------------------------------
    3       SEC US ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

                     OO

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(E)                                               / /

                     NOT APPLICABLE

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE

----------------------------------- ------- ------------------------------------
                                      7     SOLE VOTING POWER

                                               - 0 -
            NUMBER OF               ------- ------------------------------------
                                      8     SHARED VOTING POWER
              SHARES
                                    ------- ------------------------------------
           BENEFICIALLY                     2,581,211

           OWNED BY EACH            ------- ------------------------------------
                                      9     SOLE DISPOSITIVE POWER
             REPORTING
                                                 - 0 -
            PERSON WITH             ------- ------------------------------------
                                      10    SHARED DISPOSITIVE POWER

                                            2,581,211

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     2,581,211 (SEE ITEM 5)

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                           /X/

                     SEE ITEM 5.

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     8% (SEE ITEM 5)

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

                     OO

----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 983759-10-1

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     TELCOM VENTURES, L.L.C.
                     TAX ID #54-1695113

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) / /
                                                                         (b) /X/

----------- --------------------------------------------------------------------
    3       SEC US ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

                     OO

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(E)                                               / /

                     NOT APPLICABLE

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE

----------------------------------- ------- ------------------------------------
                                      7     SOLE VOTING POWER

                                              - 0 -

               NUMBER OF            ------- ------------------------------------
                                      8     SHARED VOTING POWER
                 SHARES
                                            2,581,211
              BENEFICIALLY
                                    ------- ------------------------------------
              OWNED BY EACH           9     SOLE DISPOSITIVE POWER

                REPORTING                     - 0 -

               PERSON WITH          ------- ------------------------------------
                                      10    SHARED DISPOSITIVE POWER

                                            2,581,211

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     2,581,211 (SEE ITEM 5)

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                           /X/

                     SEE ITEM 5.

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     8% (SEE ITEM 5)

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

                     OO

----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 983759-10-1

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     CHERRYWOOD HOLDINGS, INC.
                     TAX ID #54-1314785

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) / /
                                                                         (b) /X/

----------- --------------------------------------------------------------------
    3       SEC US ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

                     OO

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(E)                                               / /

                     NOT APPLICABLE

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     KANSAS

----------------------------------- ------- ------------------------------------
                                      7     SOLE VOTING POWER

                                              - 0 -
                NUMBER OF           ------- ------------------------------------
                                      8     SHARED VOTING POWER
                  SHARES
                                            2,581,211
               BENEFICIALLY
                                    ------- ------------------------------------
               OWNED BY EACH          9     SOLE DISPOSITIVE POWER

                 REPORTING                    - 0 -

                PERSON WITH         ------- ------------------------------------
                                      10    SHARED DISPOSITIVE POWER

                                            2,581,211

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     2,581,211 (SEE ITEM 5)

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                           /X/

                     SEE ITEM 5.

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     8% (SEE ITEM 5)

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

                     CO

----------- --------------------------------------------------------------------

Item 1.           SECURITY AND ISSUER.

                  Item 1 of the Schedule 13D (as defined below) is hereby deleted in its entirety and the following is inserted in lieu thereof:

                  "This Amendment No. 1 amends and supplements the Statement on
Schedule 13D filed by Telcom-XM Investors, L.L.C., a Delaware limited liability company ("Telcom-XM"), Telcom Ventures, L.L.C., a Delaware limited liability company ("Telcom Ventures") and Cherrywood Holdings, Inc., a Kansas corporation ("Cherrywood") (collectively, the "Reporting Persons") with the Securities and Exchange Commission on October 19, 1999 (as amended, the "Schedule 13D"), relating to the Class A Common Stock, par value $0.01 per share (the "Class A Stock") of XM Satellite Radio Holdings Inc., a Delaware corporation (the "Issuer"), having its principal offices at 1500 Eckington Place, N.E., Washington, DC 20002. Capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

                  The Reporting Persons have entered into a Joint Filing Agreement, dated August 28, 2000, a copy of which is attached hereto as
Schedule I."

Item 2.           IDENTITY AND BACKGROUND.

                  Item 2 of the Schedule 13D is hereby amended by deleting paragraph one thereof and by inserting the following paragraph in lieu thereof:

                  "This Statement is being filed by Telcom-XM, Telcom Ventures and Cherrywood. Each of Dr. Rajendra Singh ("Dr. Singh") and Mrs. Neera Singh own approximately 40% of the outstanding capital stock of Cherrywood and Mrs. Neera Singh ("Mrs. Singh") is a trustee for trusts holding in the aggregate approximately 20% of such stock (the "Trusts"). Cherrywood holds a 75% membership interest in Telcom Ventures, but as a result of contractual arrangement with other members of Telcom Ventures, has a 100% interest in Telcom Ventures for purposes of its investment in Telcom-XM. Telcom Ventures originally held a 96% membership interest in Telcom-XM. On August 10, 2000, Telcom-XM distributed 115,415 shares of Class A Stock to members of Telcom-XM (other than Telcom Ventures and Cherrywood). Effective upon such distribution, membership interests of members of Telcom-XM (other than Telcom Ventures and Cherrywood) have been redeemed. As a result, Telcom Ventures currently holds a 99% membership interest in Telcom-XM and Cherrywood currently holds a 1% membership interest in Telcom-XM. Each of Cherrywood, Telcom Ventures and Telcom-XM is a private investment firm. Telcom Ventures specializes in making investments in the telecommunications industry. The address of the principal business and the principal offices of each of the Reporting Persons is 211 N. Union Street, Suite 300, Alexandria, Virginia 22314."

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Item 3 of the Schedule 13D is hereby amended by inserting the following paragraph at the end thereof:

                  "On August 10, 2000, Telcom-XM distributed 115,415 shares of Class A Stock to certain of its members and effective upon such distribution the membership interests of such members in Telcom-XM have been redeemed. As a result of this distribution, as of August 10, 2000, Telcom-XM was the beneficial owner of an aggregate of 2,581,211 shares of Class A Stock."

Item 4.           PURPOSE OF TRANSACTION.

                  Item 4 of the Schedule 13D is hereby deleted in its entirety and the following is inserted in lieu thereof:

                  "Telcom-XM acquired 2,696,626 shares of Class A Stock of the Issuer on October 8, 1999, as a result of the conversion of the Note acquired for $25,000,000 on July 7, 1999, prior to the consummation of the Offering, and prior to the Issuer becoming subject to Section 12(g) of the Exchange Act. Telcom-XM acquired the Note as an investment in the regular course of business. On August 10, 2000, Telcom-XM distributed 115,415 shares of Class A Stock to certain of its members and currently beneficially owns 2,581,211 shares of Class A Stock.

                  On August 8, 2000, Telcom-XM and certain other significant shareholders of the Issuer entered into the Amended and Restated Shareholders' Agreement, dated as of August 8, 2000 (the "Amended Shareholders' Agreement"). The Amended Shareholders Agreement is incorporated herein by reference as
Exhibit 4. Certain of Telcom-XM's rights with respect to the Issuer are governed by the Amended Shareholders' Agreement. Pursuant to the Amended Shareholders' Agreement, Telcom-XM has the right to appoint one of the members of the Issuer's board of directors.

                  On July 7, 1999, Telcom-XM and certain other entities signatories thereto entered into the TCM Group Agreement attached as Exhibit III to the Reporting Persons' original filing on the Schedule 13D. The parties to the TCM Group Agreement agreed to terminate the TCM Group Agreement pursuant to the terms of the Amended Shareholders' Agreement.

                  Except as described above in this Item 4 and below in Item 6, the Reporting Persons do not have any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of
Item 4 of Schedule 13D. Notwithstanding the foregoing, and subject to the restrictions under the Amended Shareholders' Agreement, the Reporting Persons may determine to change their investment intent with respect to the Issuer at any time in the future. Subject to the restrictions under the Amended Shareholders' Agreement, the Reporting Persons intend to vote their shares as they deem appropriate from time to time. In determining from time to time whether to sell the shares of the Issuer's Class A Stock (and in what amounts) or to retain such shares, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4."

Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 of the Schedule 13D is hereby amended by deleting the text following paragraph five thereof and by inserting the following immediately after the paragraph five thereof:

                  "On August 10, 2000, Telcom-XM distributed 115,415 shares of Class A Stock to certain of its members. As a result of this distribution, each of Cherrywood, Telcom Ventures and Telcom-XM currently beneficially own 2,581,211 shares of Class A Stock, which represents 8% of the Class A Stock outstanding.

                  The Reporting Persons may be deemed to be a part of a group (within the meaning of Section 13(d) of the Exchange Act) that is composed of the following entities by virtue of the Amended Shareholders' Agreement: (1) General Motors Corporation ("General Motors"); (2) DIRECTV Enterprises, Inc. ("DIRECTV"); (3) Clear Channel Investments, Inc. ("Clear Channel"); (4) Motient Corporation ("Motient"); (5) Telcom-XM Investors, L.L.C. ("Telcom-XM"); (6) Madison Dearborn Capital Partners III, L.P. ("M-D Capital Partners"), Madison Dearborn Special Equity III, L.P. ("M-D Special Equity"), and Special Advisors Fund I, L.L.C. ("Special Advisors," and, together with M-D Capital Partners and M-D Special Equity, "Madison Dearborn"); (7) Baron Asset Fund, Baron iOpportunity Fund and Baron Capital Asset Fund (collectively, "Baron"); (8) Columbia XM Radio Partners, LLC ("Columbia XM Radio"), Columbia Capital Equity Partners III (QP), L.P. ("Columbia Capital Equity")and Columbia XM Satellite Partners III, LLC ("Columbia XM Satellite and together with Columbia XM Radio and Columbia Capital Equity, "Columbia"); (9) AEA XM Investors I LLC and AEA XM Investors II LLC (collectively, "AEA"); and (10) American Honda Motor Co., Inc. ("Honda"). The Reporting Persons expressly disclaim beneficial ownership of the shares of Class A Stock of the Issuer held by the other members of the group, and the filing of this Statement by the Reporting Persons shall not be construed as an admission by the Reporting Persons that they are, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any of the shares of Class A Stock of the Issuer held by the other members of the group.

                  Based solely upon the Available Data, the Reporting Persons believe that, as of August 8, 2000, the members of the group beneficially owned the number of shares of Class A Stock of the Issuer set forth in the table below, constituting in each case that percentage of the Class A Stock of the Issuer outstanding on August 8, 2000 set forth in the table. The Issuer's Series A convertible preferred stock is convertible into Class A Stock on a one-for-one basis. The Issuer's Series C Preferred Stock is convertible into shares of Class A Stock at the current conversion price of $26.50.


Name of Beneficial Owner                              Number of Shares                           Percentage
------------------------                              ----------------                           ----------

MOTIENT                                                   16,757,262                                34.3%
GM                                                        11,861,221                                27.0%
DIRECTV                                                    6,307,969                                16.4%
CLEAR CHANNEL                                              8,329,877                                25.8%
COLUMBIA                                                   3,531,343                                10.9%
MADISON DEARBORN                                           4,663,418                                14.4%
AEA                                                        2,264,151                                7.0%
HONDA                                                      1,886,792                                5.8%
BARON                                                      2,253,314                                7.0%

                  Except for the transactions reported in this Statement, the Reporting Persons have not engaged in any other transactions in the Issuer's Class A Stock within the past 60 days.

                  To the best knowledge of the Reporting Persons, none of the Reporting Persons' executive officers, managing directors or general partners (as applicable) has effected any transactions in the Class A Stock within the past 60 days.

                  Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and on the Available Data, the Reporting Persons believe that: (1) on October 8, 1999, each of General Motors and DIRECTV acquired from the Issuer in a private placement 5,393,252 shares of the Issuer's Series A convertible preferred stock upon conversion of $50,000,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to each of General Motors and DIRECTV by the Issuer, at a conversion price of approximately $9.52 per share, (2) on October 8, 1999, each of General Motors and DIRECTV acquired 160,000 shares of the Issuer's Class A Stock in the Issuer's initial public offering (the "Offering"), at a purchase price of $12.00 per share, the initial public offering price of the Class A Stock, and (3) on August 8, 2000, DIRECTV acquired 20,000 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share.

                  Based solely upon the information set forth in the Issuer's Registration Statement, dated June 13, 2000, and on the Available Data, the Reporting Persons believe that: (1) on October 8, 1999, Clear Channel acquired from the Issuer in a private placement 8,089,877 shares of Class A Stock upon conversion of $75,000,000 principal amount (plus accrued interest) of a convertible subordinated note previously issued to Clear Channel by the Issuer, at a conversion price of approximately $9.52 per share, and

(2) on October 8, 1999, Clear Channel acquired 240,000 shares of the Issuer's Class A Stock in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Stock.

                  Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and on the Available Data, the Reporting Persons believe that: (1) on October 8, 1999 Columbia acquired from the Issuer in a private placement 2,696,626 shares of Class A Stock upon conversion of $25,000,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to Columbia by the Issuer, at a conversion price of approximately $9.52 per share, (2) on October 8, 1999 Columbia acquired 80,000 shares of the Issuer's Class A Stock in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Stock, (3) on August 8, 2000, Columbia XM Radio acquired 4,500 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share, (4) on August 8, 2000, Columbia XM Satellite acquired 8,203.313 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share, and (5) on August 8, 2000, Columbia Capita Equity acquired 7,296.687 acquired shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share.

                  Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and on the Available Data, the Reporting Persons believe that: (1) on October 8, 1999, M-D Capital Partners acquired from the Issuer in a private placement 2,622,200 shares of Class A Stock upon conversion of $24,310,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to M-D Capital Partners by the Issuer, at a conversion price of approximately $9.52 per share, (2) on October 8, 1999, M-D Capital Partners acquired 80,000 shares of the Issuer's Class A Stock in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Stock and (3) on August 8, 2000, M-D Capital Partners acquired 48,914 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share.

                  Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and on the Available Data, the Reporting Persons believe that: (1) on October 8, 1999, M-D Special Equity acquired from the Issuer in a private placement 58,247 shares of Class A Stock upon conversion of $540,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to M-D Special Equity by the Issuer, at a conversion price of approximately $9.52 per share and (2) on August 8, 2000, M-D Special Equity acquired 1,086 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share.

                  Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and on the Available Data, the Reporting Persons believe that on October 8, 1999, Special Advisors acquired from the Issuer in a private placement 16,179 shares of Class A Stock upon conversion of $150,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to Special Advisors by the Issuer, at a conversion price of approximately $9.52 per share.

                  Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and on the Available Data, the Reporting Persons believe that: (1) in January 1999, Motient loaned the Issuer approximately $21.4 million, in exchange for shares of common stock of the Issuer and a note convertible into additional shares of common stock of the Issuer, (2) on July 7, 1999, Motient acquired from XM Ventures, a trust established by Worldspace, all of Worldspace's debt and equity interests in the Issuer, other than a $75 million loan from Worldspace to the Issuer, in exchange for 8,614,244 shares of Motient's common stock, par value $.01 per share (the "Exchange Transaction"), (3) immediately after the Exchange Transaction, the Issuer reorganized its capital structure and the shares of common stock of the Issuer owned by Motient were exchanged on a one-for-one basis for shares of Class B Common Stock and as a result, Motient owned 125 shares of Class B Common Stock of the Issuer, which constituted 100% of the outstanding Class B Common Stock, and which were the only shares of the Issuer's capital stock then outstanding; also as part of this reorganization, certain of the debt interests acquired by Motient in the Exchange Transaction were exchanged for a single convertible note issued by the Issuer, convertible into shares of the Issuer's Class B Common Stock, (4) in September 1999, the Issuer effected a 53,514 for 1 stock split and as a result, the 125 shares of Class B Common Stock then owned by Motient were exchanged for 6,689,250 shares of Class B Common Stock, (5) on October 8, 1999, upon the completion of the Offering, all of the convertible notes of the Issuer owned by Motient converted into 11,182,926 shares of Class B Common Stock and as a result of this conversion, as of October 8, 1999, Motient owned an aggregate of 17,872,176 shares of Class B Common Stock, (6) on October 8, 1999, Motient acquired 200,000 shares of the Issuer's Class A Stock in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Stock, and (7) on January 17, 2000, Motient transferred 1,314,914 shares of the Issuer's Class A Stock to Baron Asset Fund pursuant to the terms of a note issued by Motient to Baron Asset Fund.

                  Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and in the Available Data, the Reporting Persons believe that: (1) on August 8, 2000, AEA XM Investors I LLC acquired 6,869 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share, and (2) on August 8, 2000, AEA XM Investors II LLC acquired 53,131 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share.

                  Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and in the Available Data, the Reporting Persons believe that on August 8, 2000, Honda acquired 50,000 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share.

                  Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and in the Available Data, the Reporting Persons believe that: (1) on January 17, 2000, Baron Asset Fund acquired 1,314,914 shares of the Issuer's Class A Stock from Motient pursuant to the terms of a note issued by Motient to Baron Asset Fund, (2) on August 8, 2000, Baron Asset Fund acquired 31,000 shares of the

Issuer's Series C Preferred Stock at a purchase price of $1,000 per share, (3) on August 8, 2000, Baron iOpportunity Fund acquired 2,000 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share, and (4) on August 8, 2000, Baron Capital Asset Fund acquired 2,000 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share.

                  The Reporting Persons do not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Stock of the Issuer beneficially owned by the Reporting Persons.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Item 6 of the Schedule 13D is hereby deleted in its entirety and the following is inserted in lieu thereof:

"AMENDED SHAREHOLDERS' AGREEMENT.

                  Set forth below is a description of certain material provisions of the Amended Shareholders' Agreement:

GOVERNANCE PROVISIONS. The Issuer's board of directors consists of eleven members, one of whom is selected by Telcom-XM, one of whom is selected by General Motors or DIRECTV, one of whom is selected by Clear Channel, one of whom is selected by AEA Investors, five of whom are selected by Motient, and two independent directors, one of whom must be approved by Motient, and one of whom must be approved by a majority of the other parties to the Amended Shareholders' Agreement. Following receipt of approval of the FCC to transfer control of the Issuer from Motient to a diffuse group of shareholders, the Issuer's board of directors will consist of ten members, one of whom will be selected by Telcom-XM, one of whom will be selected by General Motors or DIRECTV, one of whom will be selected by Clear Channel, one of whom will be selected by AEA Investors, three of whom will be selected by Motient, two independent directors of recognized industry experience and stature whose nominations must be approved by Motient and the other parties to the Amended Shareholders' Agreement, and one of whom will be the Issuer's President and Chief Executive Officer. The foregoing board rights are subject to the parties to the Amended Shareholders' Agreement maintaining their original investment or certain minimum share percentages in the Issuer.

CONVERSION OF CLASS B COMMON STOCK TO CLASS A STOCK. The Class B Common Stock owned by Motient is convertible into Class A Stock, on a one-for-one basis, at any time at Motient's discretion. In addition, under the Amended Shareholders' Agreement, the holders of a majority of the outstanding shares of Class A Stock, which must include at least 20% of the public holders of the Class A Stock, may require conversion by Motient. This conversion will not be effected, however, if the FCC does not approve the transfer of control of the Issuer from Motient to a diffuse group of shareholders.

NON-COMPETITION. Motient has agreed not to compete with the Issuer in the satellite radio business in the United States for so long as Motient holds 5% of the Issuer's common stock and for a period of three years following any transfer which results in Motient owning less than 5% of the Issuer's common stock.

AMENDED REGISTRATION RIGHTS AGREEMENT.

                  In addition to the contracts and agreements described above and in Item 4 above, Telcom-XM has certain registration rights with respect to the shares of Class A Stock, pursuant to the Amended and Restated Registration Rights Agreement, dated as of August 8, 2000 (the "Amended Registration Rights Agreement"), by and among the Issuer, Telcom-XM and certain other stockholders named therein. Commencing July 7, 2000, certain stockholders that are party to the Amended Registration Rights Agreement are entitled to demand registration with respect to their Class A Stock, including shares issuable upon conversion of other securities. The Series C investors receive their demand right beginning on August 9, 2000. These rights are subject to the Issuer's right to defer the timing of a demand registration and an underwriters' right to cut back shares in an underwritten offering. In addition to these demand rights, following the Issuer's commencement of commercial operation, parties to the Amended Registration Rights Agreement holding, in the aggregate, the shares of Class A Stock having a fair market value of not less than $25,000,000, may request the Issuer to file a registration statement pursuant to Rule 415. The Series C investors also have a right to demand registration upon a change of control of the Company. Parties to the Amended Registration Rights Agreement also have rights to include their Class A Stock in registered offerings initiated by the Issuer, other than an offering for high yield debt.

TCM GROUP AGREEMENT

                  The TCM Group Agreement provided for good faith cooperation among the parties thereto regarding the exercise of registration rights and the appointment of a member of the Issuer's board of directors. The TCM Group Agreement terminated as of August 8, 2000, pursuant to the terms of the Amended Shareholders' Agreement, and is of no further force and effect.

                  Other than the Amended Shareholders' Agreement and the Amended Registration Rights Agreement, there are no contracts, arrangements, understandings, or relationships between the Reporting Persons or, to the best of their knowledge, any executive officer or director of the Reporting Persons, and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies."

Item 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  The documents which have been filed as Exhibits 1 through 3 to the Schedule 13D are hereby incorporated by reference.

Exhibit 4. Amended and Restated Shareholders' Agreement, dated as of August 8, 2000, by and among XM Satellite Radio Holdings Inc., Motient Corporation, Baron Asset Fund, Baron iOpportunity Fund, Baron Capital Asset Fund, Clear Channel Investments, Inc., Columbia XM Radio Partners, LLC, Columbia Capital Equity Partners III (QP), L.P., Columbia XM Satellite Partners III, LLC, DIRECTV Enterprises, Inc., General Motors Corporation, Madison Dearborn Capital Partners III, L.P., Special Advisors Fund I, LLC, Madison Dearborn Special Equity III, L.P., American Honda Motor Co., Inc. and Telcom-XM Investors, L.L.C. (incorporated by reference to the Issuer's to Exhibit 10.1 to Amendment No. 1 to the Issuer's Registration Statement on Form S-1 (File No. 333-39176)).

Exhibit 5. Amended and Restated Registration Rights Agreement, dated as of August 8, 2000, by and among XM Satellite Radio Holdings Inc., Motient Corporation, Baron Asset Fund, Baron iOpportunity Fund, Baron Capital Asset Fund, Clear Channel Investments, Inc., Columbia XM Radio Partners, LLC, Columbia Capital Equity Partners III (QP), L.P., Columbia XM Satellite Partners III, LLC, DIRECTV Enterprises, Inc., General Motors Corporation, Madison Dearborn Capital Partners III, L.P., Special Advisors Fund I, LLC, Madison Dearborn Special Equity III, L.P., American Honda Motor Co., Inc. and Telcom-XM Investors, L.L.C. (incorporated by reference to the Issuer's to Exhibit 10.2 to Amendment No. 1 to the Issuer's Registration Statement on Form S-1 (File No. 333-39176)).

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  August 28, 2000

                                      CHERRYWOOD HOLDINGS, INC.

                                      By: /s/ Rahul Prakash
                                          ------------------------------------
                                          Name: Rahul Prakash
                                          Title: Vice President

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  August 28, 2000

                                      TELCOM VENTURES, L.L.C.

                                      By: /s/ Rahul Prakash
                                          -----------------------------------
                                          Name: Rahul Prakash
                                          Title: President

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  August 28, 2000

                                      TELCOM-XM INVESTORS, L.L.C.

                                      By: /s/ Rahul Prakash
                                          -----------------------------------
                                          Name: Rahul Prakash
                                          Title: President

                                                                      SCHEDULE I


                             JOINT FILING AGREEMENT

         The undersigned parties hereby agree that Amendment No. 1 to the
Schedule 13D filed herewith relating to the Class A Common Stock of XM Satellite Radio Holdings, Inc. is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(f) on behalf of each such person.

Date:  August 28, 2000

                                      CHERRYWOOD HOLDINGS, INC.


                                      By: /s/ Rahul Prakash
                                          -----------------------------------
                                          Name: Rahul Prakash
                                          Title: Vice President


                                      TELCOM VENTURES, L.L.C.


                                      By: /s/ Rahul Prakash
                                          -----------------------------------
                                          Name: Rahul Prakash
                                          Title: President


                                      TELCOM-XM INVESTORS, L.L.C.


                                      By: /s/ Rahul Prakash
                                          -----------------------------------
                                          Name: Rahul Prakash
                                          Title: President